EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of the Class A ordinary shares, $0.0001 par value per share, of Jack Creek Investment Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2022

JCIC Sponsor LLC, by its Manager KSH Capital LP, Acting by its General Partner, KSH Capital GP LLC

By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

KSH Capital LP

By:	/s/ Robert F. Savage
Name:	Robert F. Savage
Title:	President

Jeffrey E. Kelter

By:	/s/ Jeffrey E. Kelter

Robert F. Savage

By:	/s/ Robert F. Savage

Thomas Jermoluk

By:	/s/ Thomas Jermoluk

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